                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   PSINet Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74437C101
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                                 (CUSIP Number)

                                   Molly Reed
                                 General Counsel
                             Metamor Worldwide, Inc.
                              4400 Post Oak Parkway
                                   Suite 1100
                              Houston, Texas 77027
                                 (713) 548-3467
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 21, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].



                                Page 1 of 7 Pages
                             Exhibit Index on Page 8

CUSIP No. 74437C101                    13D                     Page 2 of 7 Pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Metamor Worldwide, Inc.  (76-0407849)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) [x]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                           OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

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                  7        SOLE VOTING POWER

    NUMBER                          -0-
      OF                   -----------------------------------------------------
    SHARES        8        SHARED VOTING POWER
 BENEFICIALLY
    OWNED                  10,954,744 shares of common stock
      BY                   -----------------------------------------------------
     EACH         9        SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                          -0-
     WITH                  -----------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                    -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7% of PSINet Inc.'s outstanding common stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
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
CUSIP No. 74437C101                    13D                     Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share (the "Issuer Common Stock"), of PSINet Inc., a New York corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 510 Huntmar Park Drive, Herndon, Virginia 22070. This statement is being filed because Metamor Worldwide, Inc. has entered into a Stockholder Agreement dated March 21, 2000 (the "Stockholder Agreement"), with the Issuer and William L. Schrader, the Chairman of the Board and Chief Executive Officer of the Issuer, with respect to certain shares of Issuer Common Stock in connection with the Merger (as defined below).

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Metamor Worldwide, Inc., a Delaware corporation ("Metamor"). Metamor is a leading provider of information technology solutions and offers a variety of information technology services, including eBusiness solutions, package software implementation and integration, custom application development and application outsourcing, including hosting and network integration.

         Metamor's principal executive offices are located at 4400 Post Oak Parkway, Suite 1100, Houston, Texas 77027, and its telephone number at that address is (713) 548-3400. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Metamor. The filing of this statement on Schedule 13D shall not be construed as an admission that Metamor or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         During the past five years, neither Metamor nor any of the persons referred to in Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the best knowledge of Metamor, during the last five years neither Metamor nor any of the persons referred to in Schedule I has been the subject of a civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All persons named in Schedule I other than Nuala Beck and Jacques Mottard are citizens of the United States of America. Ms. Beck is a citizen of Canada and Mr. Mottard is a citizen of France.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 21, 2000, the Issuer, Metamor and William L. Schrader entered into the Stockholder Agreement simultaneously with the execution by Metamor, the Issuer and PSINet Shelf IV Inc., a wholly-owned subsidiary of the Issuer ("Merger Sub"), of an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Merger Sub with and into Metamor, as more fully described in Item 4. Mr. Schrader entered into the Stockholder Agreement in order to induce Metamor to enter into the Merger Agreement, and no separate consideration in cash or property was paid by Metamor to Mr. Schrader in consideration of the Stockholder Agreement.

CUSIP No. 74437C101                    13D                     Page 4 of 7 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

         This filing references the Stockholder Agreement pursuant to which, among other things, Mr. Schrader has agreed, subject to certain exceptions, to vote the shares of Issuer Common Stock Beneficially Owned by him as of the date of the Buyer Stockholders Meeting (each as defined in the Stockholder Agreement) in favor of the Merger at the Buyer Stockholders Meeting. In addition, Mr. Schrader has agreed, subject to certain exceptions, that he will not sell, transfer or otherwise dispose of any of the shares of Issuer Common Stock covered by the Stockholder Agreement to any person prior to the Effective Time (as defined in the Merger Agreement). The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement included as Exhibit 1 to this Schedule 13D and incorporated by reference herein in its entirety.

         The Merger Agreement provides that, at the Effective Time, Merger Sub will merge with and into Metamor, and Metamor will become a wholly-owned subsidiary of the Issuer (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Metamor with Metamor remaining as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of the Issuer. Following the Merger, the directors and officers of the Surviving Corporation will be the directors and officers of Merger Sub immediately prior to the Effective Time. As a result of the Merger, each outstanding share of Metamor common stock, par value $.01 per share ("Metamor Common Stock"), other than shares owned by Metamor as treasury stock or by the Issuer or any of its subsidiaries, will be converted into the right to receive 0.9 of a share (the "Exchange Ratio") of Issuer Common Stock. At the Effective Time, each outstanding option to purchase Metamor Common Stock under Metamor's stock option plans (each a "Metamor Common Stock Option") will be assumed by the Issuer (each an "Assumed Option") and will become an option to purchase that number of shares of Issuer Common Stock equal (subject to rounding) to the number of shares of Metamor Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Metamor Common Stock at which such Metamor Common Stock Option was exercisable immediately prior to the Effective Time of the Merger by the Exchange Ratio.

         The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement included as Exhibit 2 to this
Schedule 13D and incorporated by reference herein in its entirety.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Pursuant to the Merger Agreement, the Issuer represented to Metamor that as of March 20, 2000, there were 164,341,575 outstanding shares of Issuer Common Stock. As a result of executing the Stockholder Agreement, Metamor may be deemed to beneficially own and have shared voting power with respect to the 10,954,744 shares of Issuer Common Stock covered thereby, which, based on such representation, constitutes approximately 6.7% of the total issued and outstanding shares of Issuer Common Stock as of March 20, 2000.

         Other than the transactions described herein, none of Metamor or, to the knowledge of Metamor, any person listed on Schedule I has effected any transactions in shares of Issuer Common Stock during the preceding sixty days.


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CUSIP No. 74437C101                    13D                     Page 5 of 7 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the foregoing, the Merger Agreement and the Stockholder Agreement, to the best knowledge of Metamor, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1.       Stockholder Agreement between the Issuer, Metamor and William
                  L. Schrader dated March 21, 2000.

         2. Agreement and Plan of Merger among the Issuer, Merger Sub and Metamor dated March 21, 2000 (incorporated by reference to
                  Exhibit 2.1 to Metamor's Form 8-K filed on March 28, 2000).

SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    METAMOR WORLDWIDE, INC.


Date: March 31, 2000                By: /s/ MARGARET G. REED
                                       -----------------------------------------
                                            Margaret G. Reed
                                            Senior Vice President

CUSIP No. 74437C101                    13D                     Page 6 of 7 Pages


                                                                      SCHEDULE I

                       Directors and Executive Officers of
                             Metamor Worldwide, Inc.


             NAME AND BUSINESS ADDRESS                 CITIZENSHIP                               POSITION
             -------------------------                 -----------                               --------
PETER T. DAMERIS                                     United States         Chairman of the Board, Chief Executive Officer and
Metamor Worldwide, Inc.                                                    President
4400 Post Oak Parkway, Suite 1100
Houston, Texas  77027

NUALA M. BECK                                        Canada                Director
Nuala Beck & Associates, Inc.
5160 Montclair Dr.
Mississauga, Ontario

CHARLES H. COTROS                                    United States         Director
Sysco Corporation
1390 Enclave Parkway
Houston, Texas  77077

WILLIAM H. CUNNINGHAM                                United States         Director
University of Texas
601 Colorado Street
Room 413
O'Henry Hall
Austin, Texas  78701

DONALD J. EDWARDS                                    United States         Director
GTCR Golder Rauner, LLC
6100 Sears Tower
Chicago, Illinois  60606

JOSEPH M. GRANT                                      United States         Director
Texas Capital Bancshares, Inc.
2100 McKinney, Suite 900
Dallas, Texas  75201

EDWARD L. PIERCE                                     United States         Director, Executive Vice President, Chief Financial
Metamor Worldwide, Inc.                                                    Officer and Assistant Secretary
4400 Post Oak Parkway, Suite 1100
Houston, Texas  77027

CUSIP No. 74437C101                    13D                     Page 7 of 7 Pages


             NAME AND BUSINESS ADDRESS                 CITIZENSHIP                               POSITION
             -------------------------                 -----------                               --------
MICHAEL T. REDDY                                     United States         Director
11 Powder Hill
Saddle River, NJ  07458

CHARLES R. SCHNEIDER                                 United States         Director
OutSource Partners, Inc.
200 Mansell Court, Fifth Floor
Roswell, GA  30076-4852

JOHN T. TURNER                                       United States         Director
Group 1 Automotive, Inc.
950 Echo Lane, Suite 350
Houston, Texas  77024

MICHAEL T. WILLIS                                    United States         Director
COMSYS Information Technology  Services, Inc.
Five Post Oak Park
4400 Post Oak Parkway, Suite 2560
Houston, Texas  77027

JACQUES MOTTARD                                      France                President - European Operations
Decan
6, rue Claude Chappe
69771 St-Didier au Mont d'Or cedex
France

MARGARET G. REED                                     United States         Senior Vice President, General Counsel and Secretary
Metamor Worldwide, Inc.
4400 Post Oak Parkway, Suite 1100
Houston, TX  77027

CUSIP No. 74437C101                     13D


                                  EXHIBIT INDEX


Exhibit
-------

1. Stockholder Agreement between the Issuer, Metamor and William L. Schrader dated March 21, 2000.

2. Agreement and Plan of Merger among the Issuer, Merger Sub and Metamor dated March 21, 2000 (incorporated by reference to Exhibit 2.1 to Metamor's Form 8-K filed on March 28, 2000).